EXHIBIT 2.1
MEMORANDUM OF UNDERSTANDING
April 28, 2014

Panasonic Corporation (“Panasonic”), acting through Automotive & Industrial Systems Company (“AIS”), a division of Panasonic and Skyworks Solutions, Inc., (“Skyworks”) intend to form a joint venture to combine Panasonic’s leading-edge filter technology with Skyworks’ innovative front-end solutions and strong customer relationships.
This Memorandum of Understanding (“MOU”) sets forth certain binding terms and conditions under which Panasonic and Skyworks are prepared to proceed with the transactions and agreements described below:

Joint Venture Entity
The joint venture entity (“FilterCo”) will be newly created by Panasonic and will be a Japanese kabushiki kaisha, with Skyworks, through one or more of its wholly-owned subsidiaries, owning 66% of FilterCo’s issued and outstanding common stock and Panasonic owning 34% of FilterCo’s issued and outstanding common stock. The company name of FilterCo will be agreed upon by the parties hereto.

Panasonic Contribution of the Filter Business
Panasonic will contribute, utilizing a corporate spin-out transaction (kaisha bunkatsu), pursuant to the corporate spin-out documents in substantially the form attached hereto as Exhibit A (the “Kaisha Bunkatsu Documents”), and will cause Panasonic Industrial Devices Singapore (“PIDSG”), which is a part of Panasonic Asia Pacific Pte. Ltd., a wholly owned subsidiary of Panasonic, and registered as a registered business in Singapore (registration number: 53204581E) to contribute, pursuant to a Business Transfer Agreement in substantially the form attached hereto as Exhibit B (the “Singapore Business Transfer Agreement”), all rights, title and interest to all of the assets, properties and rights that are used, or held for use, in Panasonic’s business of SAW and TC-SAW filters (including duplexers) for mobile communications applications (such filter products, the “Filter Products”) that is currently operated by (A) the Circuit Components Business Division (“CCBD”) of AIS and (B) the Circuit Components Business Group 2 (“CCBG2”) of PIDSG (collectively, the “Filter Business”), (i) to FilterCo with respect to such assets, properties and rights owned by Panasonic and (ii) to a newly created and wholly owned Singapore subsidiary of FilterCo (“FilterSub”) with respect to such assets, properties and rights owned by PIDSG. In connection with the contribution, FilterCo or FilterSub, as applicable, will assume all of the ordinary course liabilities and obligations of the Filter Business (the “Assumed Liabilities”). The categories of assets, properties and rights used in the Filter Business to be contributed by Panasonic and PIDSG (the “Transferred Assets”) and the Assumed Liabilities are all set forth on Schedule I attached hereto. For the avoidance of doubt, the Transferred Assets will not include any Excluded Assets (as defined in Schedule I) and the Assumed Liabilities will not include any Excluded Liabilities (as defined in Schedule I). In addition, those employees listed as transferred employees on Schedule II attached hereto (the “Transferred Employees”) will become employees of FilterCo or FilterSub, as applicable, and those employees listed as seconded employees on Schedule II attached hereto (the “Seconded Employees”) will be first seconded to FilterCo and then, subject to consent by each Seconded Employee, transferred to FilterCo, as further described in “Employee Matters” below.

Skyworks Purchase of FilterCo 66% Ownership Interest
Upon the completion of the contribution of the Filter Business to FilterCo and FilterSub (the “Contribution”) and on the date of the Closing (as defined below), Skyworks will or will cause its wholly-owned subsidiary to purchase 66% of FilterCo’s issued and outstanding common stock from Panasonic for US$148.5 million, subject to adjustment thereof as set forth below (the “Purchase Price”), pursuant to a Stock Purchase Agreement, in substantially the form attached hereto as Exhibit C (the “Stock Purchase Agreement”). Skyworks will or will cause its wholly-owned subsidiary to pay US$148.5 million in cash on the date of the Closing by wire transfer of immediately available funds to a bank account designated by Panasonic and pursuant to the Stock Purchase Agreement.

Purchase Price Adjustment
Following the closing of Skyworks’ purchase of 66% FilterCo’s stock from Panasonic described in the Stock Purchase Agreement (the “Closing”), the Purchase Price will be increased or decreased by a post-Closing adjustment whereby a Closing net assets calculation will be determined in accordance with Schedule III attached hereto (and is made a part of the Stock Purchase Agreement as Schedule 2.6(b)) (“Purchase Price Adjustment”). Schedule III attached hereto shows the estimated Closing balance sheet of the consolidated Filter Business for this Purchase Price Adjustment calculation (the “Target Closing Balance Sheet for PPA”) and the target Closing net assets for this Purchase Price Adjustment calculation (the “Target Closing Net Assets for PPA”) and, as a non-binding reference, an example of a hypothetical actual Closing balance sheet for the purpose of this Purchase Price Adjustment calculation.

Within 90 calendar days following the Closing, Skyworks shall deliver the actual Closing balance sheet for this Purchase Price Adjustment calculation (the “Actual Closing Balance Sheet for PPA”) and its calculation of the actual Closing net assets (the “Actual Closing Net Assets for PPA”). The Stock Purchase Agreement includes an expedited process for resolving disputes with respect to the final determination of the actual Closing net assets with Panasonic having 90 calendar days after its receipt of Skyworks’ calculation of the actual Closing net assets to provide written notice of objection, the parties negotiating in good faith for 30 calendar days following receipt of any such objection and, if no resolution is reached, referral to an independent valuation firm for a binding determination.

If the final Actual Closing Net Assets for PPA exceed the Target Closing Net Assets for PPA, Skyworks will pay an amount equal to the excess to Panasonic. If the final Actual Closing Net Assets for PPA are less than the Target Closing Net Assets for PPA, Panasonic will pay to Skyworks an amount equal to the shortfall. The payment of this Purchase Price Adjustment shall be made in US Dollars as converted from Japanese Yen to US Dollars based on the average exchange rate for the 30 calendar days ending on the date prior to the Closing.

Underfunded Retirement Benefit for Japan Transferred Employees
Unless otherwise agreed by the parties, the underfunded retirement benefit for the Transferred Employees will be treated as follows:

At the Closing, Panasonic will contribute to FilterCo cash equal to the aggregate amount of underfunded retirement benefit obligations (mitsumitate-taishoku-kyufu-saimu), as determined in accordance with Applicable Law and any rules or regulations of the underlying plan or fund, for the Transferred Employees being transferred to FilterCo as one of the Transferred Assets pursuant to the kaisha bunkatsu, the actual amount of which will be calculated based on the underfunded balance as of March 31, 2014. For avoidance of doubt, in no event shall the Purchase Price be adjusted by the actual increase or decrease of the amount of underfunded retirement benefit obligations from such calculated amount for such Transferred Employees.

By the Union Employee Transfer Date (as defined in “Employee Matters” section hereof below), FilterCo will assume all the underfunded retirement benefit obligations for Seconded Employees whose employment is transferred to FilterCo by the Union Employee Transfer Date. In consideration of such assumption by FilterCo, Panasonic will pay to FilterCo cash equal to the aggregate amount of underfunded retirement benefit obligations, as determined in accordance with Applicable Law and any rules or regulations of the underlying plan or fund, for the Seconded Employees whose employment is transferred to FilterCo, the actual amount of which will be calculated based on the underfunded balance for such transferring Seconded Employees as of March 31, 2015. Panasonic shall make such payment at a time to be mutually agreed upon by the parties after prior confirmation of such payment amount by FilterCo.

Panasonic shall not be liable for any further contribution or compensation of retirement benefit obligations for Transferred Employees and Seconded Employees whose employment is transferred to FilterCo by the Union Employee Transfer Date, other than as set forth in this section.

Following the Union Employee Transfer Date, FilterCo will assume all the underfunded retirement benefit obligations for Seconded Employees whose employment is transferred to FilterCo after the Union Employee Transfer Date. In consideration of such assumption by FilterCo, Panasonic will pay to FilterCo cash equal to the aggregate amount of underfunded retirement benefit obligations, as determined in accordance with Applicable Law and any rules or regulations of the underlying plan or fund, for the Seconded Employees whose employment is transferred to FilterCo, the actual amount of which will be calculated based on the underfunded balance for such transferring Seconded Employees as of March 31 of the most recent fiscal year-end prior to the transfer of such Seconded Employees. Panasonic shall make such payment at a time to be mutually agreed upon by the parties after prior confirmation of such payment amount by FilterCo.

Panasonic shall not be liable for any further contribution or compensation of retirement benefit obligations for Seconded Employees whose employment is transferred to FilterCo after the Union Employee Transfer Date, other than as set forth in this section.

FilterCo will exit from Panasonic pension fund at the end of the JV Period, or sooner if mutually agreed, and be responsible for any underfunded amount as of the time of such exit, with respect to the Transferred Employees and Seconded Employees whose employment is transferred to FilterCo prior to the end of the JV Period. FilterCo will be entitled to retain any overfunded amount as of the time of such exit. For the avoidance of doubt, FilterCo will not be responsible for any pension obligations of Seconded Employees whose employment is not transferred to FilterCo.

Equipment
The parties hereto acknowledge and agree that certain new equipment for production of the Filter Products that has already been ordered by Panasonic and scheduled to be delivered to Panasonic’s Kadoma factory before the Closing (“New Equipment”), will be included in the Transferred Assets and contributed to FilterCo pursuant to the kaisha bunkatsu. The Purchase Price Adjustment in connection with this New Equipment shall be made in accordance with Schedule III attached hereto. In addition, the terms relating to such New Equipment and certain other equipment are as set forth on Schedule VIII.

Singapore Goods and Services Tax
Following the signing of this MOU, Panasonic shall use its best efforts to form FilterSub in accordance with Singapore law. In addition, Panasonic shall use its best efforts to, and Skyworks shall use its best efforts to cooperate with Panasonic and/or FilterSub to, obtain confirmation issued by the relevant Singapore governmental entity that the transfer of the assets qualifies as a transfer of business as a going concern such that no goods and services tax is chargeable in Singapore, in each case prior to signing Stock Purchase Agreement.

Allocation of Consideration in Contribution
The allocation of the consideration paid in connection with the Contribution to FilterCo and FilterSub and within each of FilterCo and FilterSub shall be determined by mutual agreement of Panasonic and Skyworks.

Stock Purchase Agreement Representations, Warranties and Covenants
Representations and Warranties

Each of Panasonic and Skyworks will make the representations and warranties set forth in Articles III and V, respectively, of the Stock Purchase Agreement, relating to the following matters:
•    organization and good standing;
•    authorization and enforceability;
•    no violation;
•    consents and approvals; and
•    brokers.

In addition, Panasonic will make the representations and warranties set forth in Article IV of the Stock Purchase Agreement, with regard to the FilterCo stock to be sold to Skyworks and the Filter Business, relating to the following matters. The representations and warranties will be qualified by: (i) in certain instances the knowledge of Panasonic, as more fully described in the Stock Purchase Agreement, and, (ii) the Disclosure Schedules to the Stock Purchase Agreement:
•    organization and good standing;
•    authority and enforceability;
•    no violation
•    consents and approvals;
•    capitalization;
•    subsidiaries;
•    financial statements;
•    absence of certain changes or events;
•    title to the Transferred Assets and effect of the Contribution;
•    sufficiency of the Transferred Assets to operate the Filter Business;
•    condition of the Transferred Assets;
•    absence of undisclosed liabilities;
•    real property;
•    intellectual property subject to Schedule VII (“IP Representations”);
•    material contracts;
•    litigation;
•    governmental licenses and permits;
•    tax matters;
•    employee benefits;
•    employee matters and labor relations;
•    environmental health and safety matters;
•    related party transactions;
•    key customers and suppliers
•    insurance;
•    product warranties and liabilities;
•    compliance with laws;
•    books and records; and
•    data protection.

Covenants between the signing of Stock Purchase Agreement and the Closing

The covenants governing the actions of the parties between the signing of Stock Purchase Agreement and the Closing will be as set forth in Article VI of the Stock Purchase Agreement, relating to the following matters:
•    conduct of business in substantially same manner as set forth in the first paragraph of “MOU Covenants during the signing of this MOU and the signing of the Stock Purchase Agreement” section hereof;
•    access and information;
•    mutual best efforts and further assurances;
•    cooperation for required legal or regulatory approvals, including antitrust and competition law analysis and, if necessary, any arrangement of merger filing;
•    exclusivity and no solicitation of competing proposals; and
•    employees in substantially the same terms as set forth in “Employee Matters” section hereto.

Covenants after the Closing

The covenants governing the actions of the parties following the Closing will be as set forth in Article VI of the Stock Purchase Agreement, relating to the following matters:
•    confidentiality and publicity;
•    expenses;
•    consents;
•    employees as described in the “Employee Matters” section hereto;
•    non-compete and non-solicit in substantially the same terms as set forth in “Non-Compete/Non-Solicit” section hereto;
•    separation of network and infrastructure;
•    no usage of Panasonic brand except as expressly permitted by Panasonic;
•    transfer to FilterCo and/or FilterSub of additional Transferred Assets not transferred at Closing; and
•    supply contracts and customer support.

Stock Purchase Agreement Indemnification
Panasonic will indemnify Skyworks as set forth in Article IX of the Stock Purchase Agreement, for damages arising from (i) breaches of its representations or warranties, (ii) breaches of its covenants or agreements, (iii) the Excluded Liabilities; (iv) any recalls or product warranties related to Filter Products manufactured prior to the Closing in excess of any reserve amounts set forth on the financial statements; and (v) liabilities as a result of failure or defects in the Contribution.

Skyworks will indemnify Panasonic as set forth in Article IX of the Stock Purchase Agreement, for damages arising from (i) breaches of its representations or warranties, (ii) breaches of covenants or agreements, and (iii) the Assumed Liabilities.

Limitations on Indemnification for Breaches of Representations and Warranties
As set forth in Article IX of the Stock Purchase Agreement, indemnification for breaches of representations and warranties will be subject to the following limitations:

Survival of Indemnification for Breaches of Representations and Warranties (except for the IP Representations): 18 months following the Closing. However, the following types of claims are not subject to this survival limitation: breaches of representations and warranties regarding organization, authorization and enforceability, ownership of stock; capitalization, subsidiaries, title to Transferred Assets, brokers, accredited investor (collectively, “Fundamental Representations”).

Survival of Indemnification for Breaches of IP Representations:
5 years following the Closing. For clarity, anything in this MOU to the contrary, Panasonic is not subject to any indemnification obligation with respect to any intellectual property infringement to the extent such infringement arises from any new products developed by Skyworks or any of its affiliates (including FilterCo and FilterSub) after the Closing or to the extent such infringement arises from any modifications or amendments to any existing products developed by Skyworks or any of its affiliates (including FilterCo and FilterSub) after the Closing; provided, however, the parties agree that Panasonic will remain liable for intellectual property infringement related to any underlying technology developed by Panasonic or its affiliates prior to the Closing.

Basket: No indemnification claims for breaches of representations and warranties, other than Fundamental Representations, may be made until (i) the individual damages for any individual claim or series of related claims arising out of the same facts or circumstances exceeds US$50,000 and (ii) the aggregate damages exceed US$2,000,000, but then the indemnified party will be entitled to the full amount of all damages from the first dollar.

Cap for Breaches of Representations and Warranties (except for the IP Representations): Skyworks’ recourse for indemnification claims based on breaches of representations and warranties (except for the IP Representations) shall be limited to US$22,500,000. However, indemnification claims based on breaches of Fundamental Representations are not subject to any cap.

Cap for Breaches of IP Representations (except for the Cross-License Representation): Skyworks’ recourse for indemnification claims based on breaches of the IP Representations, except for the Cross-License Representation, shall be limited to US$ 40,000,000. Such indemnification cap will be separate from the cap referred to in the preceding and following paragraph.

Cap for Breaches of the Cross-License Representation: Skyworks’ recourse for indemnification claims based on breaches of the Cross-License Representation shall be limited to US$ 10,000,000. Such indemnification cap will be separate from the cap referred to in the preceding paragraphs.

For the avoidance of doubt, indemnification claims resulting from fraud or intentional misrepresentation are not subject to the survival, basket, or cap limitations described in this section.

Non-Compete/Non-Solicit
As set forth in Article VI of the Stock Purchase Agreement, from the Closing until five (5) years thereafter, except for any cases of inventory supply or manufacturing consignment pursuant to “Support for Panasonic’s Transition” section hereof, Panasonic shall not permit (i) CCBD, (ii) its semiconductor business division, or (iii) any majority-owned subsidiary or its division that is controlled by CCBD or its semiconductor business division, (each, a “Non-Compete Company”), and the successor of any Non-Compete Company, in case an organization restructuring involving a Non-Compete Company is implemented, to:
(i) design, develop, manufacture, distribute or sell the SAW and TC-SAW filters (including SAW duplexers) for mobile communication devices (the “Non-Compete Filter Products”);
(ii) participate, sponsor, organize, encourage, or invest in any entity that primarily engages in the business of the Non-Compete Filter Products;
(iii) cause, induce, solicit or encourage any contractor, vendor, service provider, strategic partner or customer of the Filter Business (the “Covered Persons”) to terminate such status with FilterCo or FilterSub or advise any third party against entering into such status with FilterCo or FilterSub;
(iv) otherwise intentionally disrupt or interfere with the relations of Skyworks or any of its affiliates with any Covered Person in any way related to the Filter Business; or
(v) disparage or make any false statements (whether in oral, written, electronic or other form) to any media source, industry member-company or group, financial institution or Covered Person regarding Skyworks or its affiliates in connection with the Filter Business;

provided, however, that, except for CCBD and any majority-owned subsidiary or its division that is controlled by CCBD, the foregoing shall not prohibit Panasonic, its successors and their subsidiaries and affiliates from, collectively, (a) purchasing or procuring the Non-Compete Filter Products from a supplier for utilizing them for Panasonic’s own products and distributing or selling such Panasonic’s products, or (b) acquiring or owning less than fifty percent (50%) of the equity of any entity.

As set forth in Article VI of the Stock Purchase Agreement, from the Closing until the exercise of the Put Right or the Call Right, Skyworks shall not, and from the Closing until the date that is two (2) years after the exercise of the Put Right or the Call Right, Panasonic shall not directly or indirectly, without the prior written consent of the other party, solicit for employment any FilterCo or FilterSub employee. Nothing herein shall prevent either party from (i) advertising to the general public any employment opportunities, whether through general newspaper or online advertisement or other general non-targeted recruitment techniques, (ii) hiring any FilterCo or FilterSub employee who responds to such general advertising or who independently seeks employment with such party, in either case, without any solicitation prohibited by this covenant, or (iii) soliciting and/or hiring any FilterCo or FilterSub employee whose employment was previously terminated by FilterCo or FilterSub in accordance with the JV Agreement.

Put Right
As set forth in the Option Agreement, at the Closing, Skyworks will grant Panasonic a put right (the “Put Right”) to sell Panasonic’s 34% ownership stake in FilterCo to Skyworks for US$76.5 million (the “Put Price”) without revaluation. Following the second anniversary of the Closing, Panasonic can exercise the Put Right by giving written notice to Skyworks (the “Put Notice”). The Put Notice shall specify a closing date for the transaction of not less than 30 nor more than 60 days after the date of the Put Notice (subject to any then applicable legal or regulatory approvals). The Put Price shall be payable in cash upon the closing date thereof by wire transfer of immediately available funds to a bank account designated by Panasonic. Should the exchange rate of US Dollar per Japanese Yen at the closing date of Put Right is changed more than ±10% from the exchange rate at the Closing, the parties agree to adjust the Put Price in accordance with Schedule IV to increase or decrease in the Put Price caused by such change in exchange rate.

Call Right
As set forth in the Option Agreement, at the Closing, Panasonic will grant Skyworks a call right (the “Call Right”) to purchase Panasonic’s 34% ownership stake in FilterCo to Skyworks for US$76.5 million (the “Call Price”) without revaluation. Following the second anniversary of the Closing, Skyworks can exercise the Call Right by giving written notice to Panasonic (the “Call Notice”). The Call Notice shall specify a closing date for the transaction of not less than 30 nor more than 60 days after the date of the Call Notice (subject to any then applicable legal or regulatory approvals). The Call Price shall be payable in cash upon the closing date thereof by wire transfer of immediately available funds to a bank account designated by Panasonic. Should the exchange rate of US Dollar per Japanese Yen at the closing date of Call Right is changed more than ±10% from the exchange rate at the Closing, the parties agree to adjust the Call Price in accordance with Schedule IV to increase or decrease in the Call Price caused by such change in exchange rate.

Acceleration of Put and Call Rights
As set forth in the Option Agreement, the Put Right or the Call Right, as applicable, will accelerate upon the occurrence of any of the following events (each an “Acceleration Event”):

•    Mutual agreement of the parties;
•    Insolvency, bankruptcy or commencement of liquidation of the non-accelerating party; and
•    Material breach by the non-accelerating party of the JV Agreement not cured within 90 days after notice (acceleration right shall be in addition to any contractual legal or equitable rights or remedies for such breach).

JV Agreement
At the Closing, the parties will enter into a Joint Venture Agreement in substantially the form attached hereto as Exhibit D (the “JV Agreement”) that will govern the parties’ relationship with respect to their joint ownership of FilterCo.

Transfer Restrictions and Maintenance of Interest Ratio
As set forth in Section 4.1 of the JV Agreement, from the Closing until the closing date of the Put Right or the Call Right (described above) (“JV Period”), neither of the parties shall, without the prior written consent of the other party, which consent may be withheld in the sole discretion of the other party, directly or indirectly, transfer, pledge or in any way encumber its ownership stake in FilterCo, whether voluntarily or by operation of law.

Notwithstanding the foregoing, either party may transfer all, but not less than all, of its ownership stake in FilterCo to any one of its wholly owned subsidiaries without the consent of the other party (provided such subsidiary remains a wholly owned subsidiary of Panasonic or Skyworks, as applicable, and agrees to be bound by the JV Agreement in addition to the transferring party remaining bound by the JV Agreement). As set forth in Section 4.3 of the JV Agreement, during the JV Period, each party shall, unless obtaining the prior written consent of the other party, which consent may be withheld in the sole discretion of the other party, have FilterCo maintain the ownership interest ratio between Skyworks (66%) and Panasonic (34%) unchanged.

FilterCo Governance Matters
As set forth in Section 3.1 of the JV Agreement, during the JV Period, FilterCo will be managed by a board of directors (the “Board”) consisting of nine members, of whom three will be appointed by Panasonic and six will be appointed by Skyworks (including the Representative Director). Directors shall serve, during their appointment period, if any, and until their death, disability, resignation or removal. The party who appointed a director shall at any time be entitled to remove and replace such director, with or without cause. Only the appointing party will be permitted to replace its appointed directors.

As set forth in Section 3.1(c) of the JV Agreement, except as set forth in the following paragraph or as required by applicable law, all decisions by the Board will be made by the approval of a majority of the Board, including without limitation decisions relating to product development, capital expenditures (guaranteed by Skyworks or one or more of its subsidiaries), product pricing, new employee hiring, intellectual property development, and customer acquisition. Actions by the Board may be taken without a meeting by the unanimous written consent of the Board.

As set forth in Section 3.1(c) of the JV Agreement, so long as Panasonic (or a wholly owned subsidiary of Panasonic that was transferred such ownership in accordance with “Transfer Restrictions and Maintenance of Interest Ratio” described above) owns a 34% interest in FilterCo, each of the following actions by FilterCo shall require the prior written consent of all the directors appointed by Panasonic:

•    matters requiring special resolution by a shareholder meeting pursuant to the Japan Companies Act;
•    entry into any new business unrelated to the Filter Business by FilterCo and/or FilterSub;
•    issuance of any new stock or any other capital increase or decrease by FilterCo that may cause any change in the equity ownership of Panasonic and Skyworks, respectively;
•    termination or other dismissal of any employee(s) who are employed by FilterCo at the Closing without due disciplinary cause as described in any such employee’s employment agreement or in Panasonic’s employee handbook, copies of which in each case have been provided to Skyworks;
•    material change in employment conditions in FilterCo that is inconsistent with Panasonic’s standard employment practices for the Filter Business as described in Panasonic’s current work rules and employee handbook, copies of which have been provided to Skyworks;
•    movement of existing facilities to locations that are more than 50 kilometers away from current Kadoma, Uozu or Singapore facility; provided, however that the parties agree that additional facilities may be opened by FilterCo or FilterSub in additional to the current facilities;
•    assignment, transfer, issuance, redemption or disposal of any shares in or other equity securities of FilterSub;
•    sale, assignment, transfer or disposal of all or substantially all of the business or assets of FilterCo or FilterSub; and
•    reorganization, consolidation, merger or other similar transactions of FilterCo or FilterSub (except as permitted under Section 4.1 of the JV Agreement).

In addition, so long as Panasonic (or a wholly owned subsidiary of Panasonic that was transferred such ownership in accordance with “Transfer Restrictions and Maintenance of Interest Ratio” described above) owns a 34% ownership interest in FilterCo, the Board shall not approve any other material change that is reasonably likely to have a significant negative impact on the employees of FilterCo without prior consultation with Panasonic.

Panasonic Brand	FilterCo shall not use the Panasonic brand on any of its products.

Information Rights
As set forth in Section 3.4(b) of the JV Agreement, FilterCo and FilterSub will provide quarterly financial statements and their forecasts, or more regularly if practicable and if requested by Panasonic, in a format and in a timeframe sufficient for the parties to comply with their respective financial reporting obligations. The financial statements and forecasts will be prepared in accordance with FilterCo and FilterSub’s accounting policies used in the preparation of FilterCo and FilterSub financial statements. Any financial information provided shall be kept confidential in accordance with the confidentiality obligations contained in the JV Agreement.

As set forth in Section 8.16 of the JV Agreement, each party will cooperate with the other and provide reasonable support with respect to compliance with regulatory inquiries in connection with FilterCo.

Patent License
At the Closing, FilterCo and Panasonic will enter into a Patent License Agreement in substantially the form attached hereto as Exhibit E (the “Patent License”).

Patent License

Under the Patent License, Panasonic and its affiliates will grant to FilterCo and its affiliates a perpetual, irrevocable, non-exclusive, royalty-free, fully-paid up, non-sublicenseable (except as described below), non-transferable (except as described below), worldwide license under all Licensed Patents to make, Have Made, use, sell (directly or indirectly), offer to sell, import, export and otherwise provide any products or services in the Field of Use (defined below) (“FilterCo Products”), and to practice any methods for the purpose of making, Having Made, using, selling (directly or indirectly), importing, exporting or otherwise providing any FilterCo Products. This license shall remain in effect until the last to expire of the Licensed Patents (defined below). For the avoidance of doubt, the compensation for the license granted in this section and the grant of sublicense rights under “Sublicenses” hereunder is included in the Purchase Price.

Non-Patent License

In addition, Panasonic and its affiliates will grant to FilterCo and its affiliates a perpetual, irrevocable, non-exclusive, royalty-free, fully-paid up, non-sublicenseable (except as described below), non-transferable (except as described below), worldwide license to use, reproduce, modify, adapt, create derivative works of, distribute (directly or indirectly), perform and display the Licensed Non-Patent IP (defined below) for the purpose of using, developing, manufacturing, marketing, distributing, selling and supporting FilterCo Products. For the avoidance of doubt, the compensation for the license grant in this section and the grant of sublicense rights under “Sublicenses” hereunder is included in the Purchase Price.

License Grant to Panasonic

Under the Patent License, FilterCo and its affiliates will grant to Panasonic and its affiliates a perpetual, irrevocable, non-exclusive, royalty-free, fully-paid up, non-sublicenseable (except as described below), non-transferable (except as described below), worldwide license under all patents in the Transferred Assets, including any and all divisionals, continuations, continuations-in-part, reissues, re-examinations, renewals, substitutions, extensions, and foreign counterparts thereof, to make, Have Made, use, sell (directly or indirectly), offer to sell, import, export and otherwise provide any products or services outside of the Field of Use (“Panasonic Products”), and to practice any methods for the purpose of making, Having Made, using, selling (directly or indirectly), importing, exporting or otherwise providing any Panasonic Products. This license shall remain in effect until the last to expire of the patents in the Transferred Assets, and all divisionals, continuations, continuations-in-part, reissues, re-examinations, renewals, substitutions, extensions, and foreign counterparts thereof. For the avoidance of doubt, the compensation for the license granted in this section and the grant of sublicense rights under “Sublicenses” hereunder is included in the Purchase Price.

Sublicenses

The parties and their respective affiliates may sublicense their rights described above to contract manufacturers, foundries, test and assembly contractors, design contractors and other contractors engaged by such party or its affiliates for the sole purpose of performing services and/or providing products directly for such party and/or its affiliates with respect to the parties’ respective products.

FilterCo and its affiliates may sublicense their rights described above to their respective distributors, resellers, OEMs, customers and end users solely in connection with the use, sale, offer to sell, import, reproduction, modification, adaptation, creation of derivative works of, distribution, performance and display of the FilterCo Products purchased, licensed or otherwise acquired by such parties from FilterCo.

Panasonic and its affiliates may sublicense their rights described above to their respective distributors, resellers, OEMs, customers and end users solely in connection with the use, sale, offer to sell, import, reproduction, modification, adaptation, creation of derivative works of, distribution, performance and display of Panasonic Products purchased, licensed or otherwise acquired by such parties from Panasonic.

If either party sells, spins out, divests or otherwise transfers to a third party in one transaction or a series of related transactions all or a substantial portion of the equity, business or assets of any business unit that includes one or more existing FilterCo Products or existing Panasonic Products, as applicable, such party may sublicense its rights described above to such third party solely in connection with the exploitation of such existing FilterCo Products or existing Panasonic Products, as applicable, including corrections, revisions and enhancements thereof; provided, however, that such sublicense shall not extend to any other products or services of such third party.

All sublicenses shall be made under a written agreement containing license restrictions and terms and conditions that are no less restrictive and protective of Panasonic’s interests in the Licensed Patents and Licensed Non-Patent IP or FilterCo’s interests in the patents in the Transferred Assets as are the terms of the Patent License.

The parties agree that they will not exercise their sublicense rights with respect to any FilterCo Products or Panasonic Products, respectively, where primary purpose of the arrangement is for FilterCo or Panasonic to act as a manufacturing or sales agent for a third party’s products.

Assignment

Neither party may transfer or assign the Patent License or any of its rights or interests thereunder without the prior written approval of the other party, and any such attempted transfer or assignment will be null and void and without effect. Notwithstanding the foregoing, either party may transfer or assign the Patent License without the written consent of the other party in connection with any acquisition, merger, transfer, or assignment, by operation of law or otherwise, of all or substantially all of any assets or business of the assigning party, provided that, the assignee agrees in writing to be bound by the terms of the Patent License, and provided further that, notwithstanding such assignment, (a) in the case of assignment by Panasonic, the rights granted to Panasonic under the Patent License shall extend to such assignee solely in connection with the exploitation of the existing Panasonic Products, including corrections, revisions and enhancements thereof, and not to any other products or services of the assignee, and (b) in the case of assignment by FilterCo, the rights granted to FilterCo under the Patent License shall extend to such assignee solely in connection with the exploitation of the existing FilterCo products, including corrections, revisions and enhancements thereof, and not to any other products or services of the assignee. Each party agrees that in the event it sells, transfers or otherwise assigns any patents or other intellectual property licensed under the Patent License, it will require such purchaser, transferee or assignee to agree in writing to be subject to the Patent License.

Certain Definitions

“Field of Use” means the field of acoustic filters, including without limitation, SAW, TC-SAW, and bulk acoustic filters and boundary acoustic wave filters, micromechanical filters, resonator filters, and filter architectures, including any related processes, manufacturing, packaging and services along with any revisions, improvements, modifications, extensions, derivations and enhancements thereof.

“Licensed Non-Patent IP” means all intellectual property (other than patents and trademarks) that are owned by Panasonic and/or its affiliates, or which Panasonic and/or its affiliates have the right to sublicense to FilterCo and its affiliates without the payment of any additional consideration to third parties or the need to obtain any third-party consents.

“Licensed Patents” means all patents related to the Filter Business and/or the Field of Use that are owned and/or controlled by Panasonic and/or its affiliates, or which Panasonic and/or its affiliates have the right to sublicense to FilterCo and its affiliates without the payment of any additional consideration to third parties or the need to obtain any third-party consents, (a) that are issued or allowed as of the Closing, (b) that issue from patent applications existing or pending as of the Closing, (c) that claim priority to any patents and/or patent applications (or based upon invention disclosures) existing as of the Closing, including any and all divisionals, continuations, continuations-in-part, reissues, re-examinations, renewals, substitutions, extensions, and foreign counterparts thereof, and/or (d) that issue from any patent application filed within 24 months of the Closing.

“Have Made” means to have manufactured products by a third party where (i) the designs and specifications for said products are furnished by and originated with either party of the Patent License (“Ordering Party”) and (ii) all of the products so manufactured are delivered to the Ordering Party (or delivered at the instruction of and on behalf of the Ordering Party to a customer); and (iii) the purpose and effect of said have made arrangement is not for the Ordering Party to act only as a sales agent for the third-party manufacturer.

Transition Services Agreement
At the Closing, FilterCo, FilterSub and Panasonic will enter into a Transition Services Agreement (the “TSA”), the material terms of which are described in Exhibit F attached hereto. The TSA will have an initial term of two years from the Closing. Following execution of the TSA, Skyworks shall use its best efforts to assist FilterCo and FilterSub, as applicable, in designing and operating the Filter Business in a self-reliant manner.

Real Property Leases
At the Closing, FilterCo and FilterSub, as applicable, and Panasonic and PIDSG will respectively enter into real property leases with respect to the facilities located in Kadoma, Japan and Singapore, the material terms of which are described in Exhibit G attached hereto (the “Real Property Leases”), subject to obtaining any necessary consent and/or approval from governmental authorities, including HDB consent to sub-letting of the part of PIDSG’s real property. The rent for each Real Property Lease shall not exceed the lesser of (i) Panasonic internal charge to CCBD or CCBG2 (not to exceed fair market value), as applicable, or (ii) the fair market value for each such Real Property Lease. The initial term for the Real Property Leases shall be the two years immediately following the Closing as may be extended as described on Exhibit G.

Other Ancillary Agreements
Uozu Manufacturing Consignment Agreement

At the Closing, FilterCo and a Panasonic affiliate will enter into a Uozu Manufacturing Consignment Agreement, the material terms of which are described in Exhibit I attached hereto.

Secondment Agreement (for both the Seconded Employees and currently seconded employees)

At the Closing, (i) FilterCo and Panasonic will enter into a Secondment Agreement for the Seconded Employees and (ii) FilterCo or FilterSub, on the one hand, and Panasonic or certain Panasonic affiliates, on the other hand, will enter into a Secondment Agreement for currently seconded employees, the material terms of which for both (i) and (ii) are described in Exhibit J attached hereto.

Closing Conditions
The Closing is subject to the satisfaction or waiver of the following conditions, that are also set forth in Articles VII and VIII of the Stock Purchase Agreement:
•    No injunction or similar prohibition;
•    Governmental and regulatory clearance (including HSR);
•    Obtaining other material third party approvals set forth on Schedule 7.1(c) of the Stock Purchase Agreement;
•    Representations and warranties of the parties being materially accurate as of signing and the Closing (except for representations as to a certain time);
•    No material adverse effect with respect to the Filter Business, FilterCo or FilterSub;
•    Transfer or secondment of those employees that are reasonably required to operate the Filter Business with equally good prospects as those prior to the transfer;
•    Achievement of the pre-Closing target actions as set forth on Schedule V;
•    Execution and delivery of the Kaisha Bunkatsu Documents, Singapore Business Transfer Agreement, Stock Purchase Agreement, JV Agreement and Patent License, in substantially the forms attached hereto, as well as any other transaction documents (including the TSA, Real Property Leases, and other ancillary documents) described in the Stock Purchase Agreement;
•    Delivery of necessary documents for amendment to the Articles of Incorporation of FilterCo and FilterSub in substantially the forms attached to the JV Agreement; and
•    Completion of the Contribution.

MOU Covenants during the signing of this MOU and the signing of the Stock Purchase Agreement
Between the signing of this MOU and the signing of the Stock Purchase Agreement, except as otherwise contemplated herein, Panasonic will conduct the Filter Business in the ordinary course consistent with past practice (“Ordinary Course”) and will not, without Skyworks’ prior consent (not to be unreasonably withheld or delayed), with respect to the Filter Business:
•    make any material change in any method of accounting or accounting practice or policy other than as required by JGAAP or law;
•    modify the compensation or benefits of any employees that may become FilterCo or FilterSub employees as part of the transactions contemplated herein or enter into or materially amend any employee benefit plan or other employment agreement with respect to such employees other than (i) as reasonably necessary to implement the transactions contemplated herein, or (ii) other than the following changes made in the Ordinary Course (a) standard annual modifications to the compensation and benefits for all employees or (b) as required by law or under an existing employment benefit plan or other agreement;
•    hire any employee that may become a FilterCo or FilterSub employee as part of the transactions contemplated herein other than any hiring of new employees except as contemplated by Schedule V or as a replacement for a current employee with compensation and benefits substantially similar in the aggregate as the employee being replaced provided that such replacement has similar experience, expertise, and tenure and the necessary experience, expertise, and tenure to carry out the job functions of such position;
•    sell or dispose of any material asset or property listed as a Transferred Asset on Schedule I other than products and inventory sold in the Ordinary Course;
•    create or assume any mortgage, pledge or other encumbrance on any such Transferred Assets except (i) for permitted encumbrances agreed to by the parties, (ii) as required by law, or (iii) for contracts, agreements, capital expenditures, borrowings or other commitments entered into in the Ordinary Course;
•    enter into any material contract, material amendment to a material contract or terminate any material contracts, in each case with respect to the Filter Business, other than in the Ordinary Course; or
•    agree or commit to do any of the foregoing.

After the signing of this MOU, Panasonic will provide necessary and available cooperation with Skyworks and use its best efforts to secure the consent from any (i) regulatory authority necessary to consummate the transactions contemplated herein (except for applicable antitrust filings), or (ii) counterparties to agreements relating to the Filter Business that require consent from the counterparty to assign or transfer the corresponding agreement to FilterCo at the Closing.

After the signing of this MOU, Panasonic and Skyworks will use their best efforts to (i) sign the Stock Purchase Agreement and finalize forms of all exhibits thereto including the JV Agreement and the Patent License by June 26, 2014 and (ii) close the transactions described herein no later than August 1, 2014.

The parties shall use their best efforts to cooperate and prepare for the filings required under the applicable antitrust law.

Within two (2) business days after they are completed but in no event more than thirty (30) days following the end of each calendar month with respect to clause (i) below and in no event more than sixty (60) days following the end of each quarter with respect to clause (ii) below, Panasonic shall provide copies to Skyworks of (i) certain monthly financial information in a manner to be mutually agreed upon between the parties and (ii) quarterly pro forma unaudited financial statements of the Filter Business prepared in a manner consistent with Section 4.7 of the Stock Purchase Agreement.

Employee Matters
Employee Transfer at the Closing

The parties shall work together in good faith to develop the human resources strategy for facilitating smooth transfer of Transferred Employees at the Closing in accordance with Schedule VI which sets forth the treatments regarding the issues relating to employment matters.

Panasonic shall use its best efforts to assist Skyworks in the transfer to FilterCo or FilterSub, as applicable, of the employees set forth on Schedule 1.1(B) to the Stock Purchase Agreement (the “Key Employees”) as of the Closing in accordance with Schedule VI.

For the avoidance of doubt, the parties acknowledge that the transfer to FilterCo or FilterSub, as applicable, of the Transferred Employees shall be conditional upon receiving all necessary consents and/or approvals, including from such Transferred Employees. Neither Panasonic nor PIDSG shall assume any liabilities or obligations of Skyworks arising out of or in relation to any failure in such transfer.

Employee Secondment

The parties shall work together in good faith to develop the human resource strategy for facilitating the smooth secondment and eventual transfer of the Seconded Employees in accordance with Schedule VI.

Long-Term Human Resources Strategy

During the two years immediately following the Closing, Skyworks shall cause FilterCo and FilterSub to maintain the employment of the Transferred Employees and Seconded Employees whose employment is transferred to FilterCo, subject to termination, other actions as a result of due disciplinary cause or the matters described on Schedule V, on substantially similar terms and conditions at the same level or better, in the aggregate, than those provided by Panasonic as of the date hereof and described in Panasonic’s current work rules and employee handbook, copies of which have been provided to Skyworks.

Further, for at least 5 years after the Closing, Skyworks shall use its best efforts to cause FilterCo and FilterSub to maintain the employment of the Transferred Employees and Seconded Employees whose employment is transferred to FilterCo, subject to termination, other actions, or the matters described on Schedule V, as a result of due disciplinary cause, by designing and maintaining employment conditions (salary, benefit program, etc.) and other human resources strategies (performance-based salary system, stock option, other incentive programs, etc.) for and to such Transferred Employees and Seconded Employees whose employment is transferred to FilterCo to ensure long-term employee retention in a highly motivated culture.

Support for Panasonic’s Transition
For assisting Panasonic’s smooth transitioning of the Filter Business following the Closing, Skyworks will, subject to necessary consents from the counterparty, have FilterCo or FilterSub, as applicable, (i) assume the certain contracts specified in and subject to the terms of Schedule VIII attached hereto (“Certain Contracts”).

Assistance for Transition to New Site	Following the Closing, Panasonic will use its best efforts to assist FilterCo and FilterSub to transition operations from its Kadoma and Singapore locations to new sites as requested by FilterCo.

Exclusivity/No Shop
Upon the signing of this MOU, Panasonic is precluded from soliciting or engaging in negotiations for any alternative transaction with a third party with respect to the Filter Business. Until the earlier of the Closing or the date of termination of this MOU, as described in the “Term and Termination” section below, neither Panasonic nor any of its affiliates shall directly or indirectly, take any of the following actions with any party other than Skyworks and its affiliates; (i) solicit, encourage (including by way of furnishing non-customary information), facilitate, seek or initiate in any inquiry, negotiations, or discussions or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the Filter Business, or (ii) disclose or furnish any information not customarily disclosed to any third party concerning the Filter Business or any Transferred Assets, or afford to any third party access to its properties, technologies, books or records, not customarily afforded such access, except to Skyworks and its affiliates, (iii) assist or cooperate with any third party to make any proposal to purchase all or any part of the Filter Business, or (iv) enter into any agreement with any third party providing for the acquisition of the Filter Business except in furtherance of this MOU and the transactions contemplated herein. Upon receipt of any offer with respect to any such alternative transaction, Panasonic shall, subject to any confidentiality constraints, promptly notify Skyworks in writing of the details of such offer.

Dispute Resolution Process
Except as set forth in the Patent License, any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to or in connection with this MOU, including any question regarding the existence, interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of any party to the dispute with written notice (the “Arbitration Notice”) to the other parties to such dispute. The Dispute shall be settled by arbitration in Singapore by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (the “SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause. There shall be three arbitrators. Each party shall nominate one arbitrator for confirmation, with the third arbitrator to be jointly nominated by the two co-arbitrators within thirty days of the confirmation of the second arbitrator. If the two-co-arbitrators do not nominate the third arbitrator within that period, the third arbitrator shall be appointed by the SIAC Chairman. The third arbitrator may not be of the same nationality as any of the parties to the arbitration. The arbitral proceedings shall be conducted in English. To the extent that the SIAC Rules are in conflict with the provisions of this section, including the provisions concerning the appointment of the arbitrators, the provisions of this section shall prevail. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Notwithstanding the foregoing or anything else to the contrary, any party to this MOU shall be entitled to seek and obtain temporary or preliminary injunctive relief, any other interim measure, or specific performance from any court of competent jurisdiction pending the conclusion of the arbitration.

Confidentiality
Except as required by law or regulatory authority (including without limitation any SEC filings, TSE disclosure or other required stock exchange disclosures Skyworks or Panasonic may be required to make in connection with entering into this MOU or antitrust filings required by the transactions contemplated herein), other than communications with the labor unions deemed necessary by the parties, neither party will make any disclosure or issue any statement or communication to the public or press regarding the proposed joint venture without the prior written consent of the other party.

If this MOU is terminated by either party, the proposed terms of the joint venture and all joint venture-related discussions will be kept confidential and will not be disclosed to any third party, during 5-year period, without the prior written consent of the other party, except as required by law or regulatory authority.

Any information disclosure and other communications between the parties and their related affiliates hereunder shall be subject to the Non-Disclosure Agreement executed by the parties on or about October 9, 2013 (“NDA”).

Specific Performance
The parties hereby acknowledge and agree that it may cause irreparable injury to the other party or parties if any of the provisions of this MOU are not performed in accordance with their specific terms or otherwise are breached, for which damages, even if available, may not be an adequate remedy. Accordingly, each party agrees that the other party or parties shall have the right to seek injunctive relief by any court of competent jurisdiction to prevent breaches of the provisions of this MOU and to enforce specifically this MOU and the terms and provisions hereof in any action or proceeding, in addition to any other remedy to which it may be entitled, at law or in equity.

Expenses
Each party shall bear its own costs and expenses incurred in negotiating the joint venture transaction hereunder, and, to the extent this MOU is terminated because of a fraud, intentional misrepresentation, or material breach by the other party, and such terminating party is not in breach of its obligations under this MOU, then the breaching party will be responsible for the fees and expenses (including reasonable attorneys’ fees) of the non-breaching party in connection with the negotiation and entry into this MOU; provided however that each party shall equally (one-half each) bear (i) HSR filing fee (if filing is necessary), (ii) charges or fees that may be imposed by HDB or other regulatory authorities for sub-letting PIDSG’s real property if any, and (iii) certain transfer taxes and/or goods and services taxes (if applicable) imposed on the parties in relation to the transactions to occur on or prior to the Closing as set forth in Section 11.1 of the Stock Purchase Agreement.

Term and Termination
This MOU shall remain effective until the execution of the Stock Purchase Agreement.

Notwithstanding the foregoing, either party may terminate this MOU if:
(i) the Stock Purchase Agreement has not been executed by October 1, 2014; or
(ii) the Kaisha Bunkatsu Documents, Singapore Business Transfer Agreement, Stock Purchase Agreement, the JV Agreement, or the Patent License agreement has materially changed from the forms attached hereto.

Governing Law	This MOU is governed by the Laws of Japan, without regard to the conflict of laws principals.

This MOU is the binding understanding of the parties hereto and, subject to the satisfaction of the closing conditions described in the “Closing Conditions” described above, the parties are obligated to consummate the transactions (including, but not limited to, Panasonic and PIDSG’s contribution of the Filter Business to FilterCo and FilterSub, and Skyworks’ purchase of a 66% ownership interest in FilterCo and an option to buy the remaining 34% ownership interest, and payment to Panasonic of the Purchase Price) described in this MOU; provided, however, that the forms of agreements and descriptions of material terms set forth in the Exhibits attached hereto shall not be binding until such agreements or any agreements based on material terms described therein are executed by the parties thereto. Notwithstanding the foregoing, the terms and conditions set forth in the Exhibits have been negotiated in good faith by the parties hereto and shall not materially change prior to execution thereof without the prior written consent of the parties hereto. This MOU supersedes in its entirety all prior written or oral communications, understandings or agreements between the parties hereto, except for the NDA. This MOU may be executed in one or more counterparts, each of which will be deemed an original.

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IN WITNESS WHEREOF, the parties have executed this Memorandum of Understanding as of the date first written above.

PANASONIC CORPORATION,
AUTOMOTIVE & INDUSTRIAL SYSTEMS COMPANY

By:    ____________________________________
Name:
Title:

SKYWORKS SOLUTIONS, INC.

By:    ____________________________________
Name:
Title:

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and schedules to the Memorandum of Understanding have been omitted from this Exhibit 2.1:

•Schedule I - Transferred Assets and Assumed Liabilities
•Schedule II - Transferred Employees
•Schedule III - Purchase Price Adjustment Mechanism
•Schedule IV - Currency Adjustment
•Schedule V - Target Actions
•Schedule VI - Certain Employee Matters
•Schedule VII - Certain Intellectual Property Matters
•Schedule VIII - Supply Contracts; Customer Support; Certain Equipment
•Exhibit A - Kaisha Bunkatsu Documents
•Exhibit B - Singapore Business Transfer Agreement
•Exhibit C - Stock Purchase Agreement
•Exhibit D - JV Agreement
•Exhibit E - Patent License Agreement
•Exhibit F - Material Terms of the Transition Services Agreement
•Exhibit G - Material Terms of the Real Property Leases
•Exhibit H - [Reserved]
•Exhibit I - Material Terms of the Uozu Manufacturing Consignment Agreement
•Exhibit J - Material Terms of Secondment Agreement

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.